

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 10, 2013

Via E-Mail
Mr. Hon Siang Chin
Chief Financial Officer
Asia Green Agriculture Corporation
Shuinan Industrial Area
Songxi County
Nanping, 353500
China

> **Re:** **Asia Green Agriculture Corporation**
> **Form 10-K for the year ended December 31, 2012**
> **Filed March 29, 2013**
> **File No. 000-53343**

Dear Mr. Chin:

We have reviewed your letter dated November 14, 2013, in response to the Staff's letter dated October 17, 2013 and have the following additional comments. Please revise your disclosure in response to our comments. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Note 13-Land Use Rights, page F-26

1. We note your response to prior comments four. In light of the materiality of the amounts involved and the inter-related activity of the account balances of deposits for the acquisition of land use rights and land use rights, we believe it would be beneficial to an investor's understanding to include the reconciliation of land use rights and deposits paid for acquisition of land use rights. Your revised disclosure should be similar in detail as provided in your response to us.

Note 14. Deposits Paid, page F-27

2. We note your response to our prior comment six, please explain to us and revise your disclosure in future filings to discuss in greater detail when you consider the legal transfer of bamboo forest rights to occur and how this corresponds to when deposits of land use rights are transferred and classified as land use rights on your balance sheet. In this regard, we note from your response to our prior comment five that the land use right acquired by Fujian Yada in 2010 was recognized when the contract cost was paid but prior to the Forestry Right Certificate was transferred to you) which resulted in the reversal of the land use right in fiscal 2012 when you were unable to obtain the Forest Right Certificate. Please reconcile your policy with the actions that took place in 2010

and 2012 with respect to the Fujian Yada's acquisition as discussed in your response to prior comment five. As part of your response, please provide us with the relevant technical accounting guidance used in determining your accounting treatment. We may have further comment upon reviewing your response.

Form 10-Q for the quarter ended June 30, 2013

Notes to the consolidated financial statements
Note 5. Other receivables, prepayments and deposits, page 9

3. We note your response to prior comment eight. In light of the materiality of amounts involved, please expand your footnote to disclose the information cited in your response. Your disclosure should be similar in detail as provided in your response.

Form 10-Q for the quarter ended September 30, 2013

Condensed Consolidated Statements of Cash Flows

4. We note from your disclosure in Note 14 on page 13 that you received partial payments of deposits in the amount of RMB8,770,000 in March 2013 and RMB1,730,000 in May 2013. Please tell us where such amounts have been reflected in your statements of cash flows.

5. We note your response to prior comment nine and note that you have not fully complied with our comments in your Form 10-Q for quarter ended September 30, 2013. For example, it does not appear that your discussion of the results of operations in MD&A quantifies the factors that contributed to changes of cost of sales. Please confirm that you will revise future Forms 10-K and Forms 10-Q to comply with our comments accordingly.

You may contact Effie Simpson at (202) 551-3346, or in her absence, Jean Yu at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact the undersigned, at (202) 551-3750 with any other questions.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief